UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock Exchanges:

This is further to the disclosures made by ICICI Bank Limited (“Bank”) dated February 12, 2025, June 27, 2025, July 9, 2025 and September 12, 2025 and in pursuance of the approval granted by the Bank’s shareholders at the Thirty-First Annual General Meeting held on August 30, 2025 for entering into a material related party transaction for purchase of additional shareholding of up to 2% (two percent) in ICICI Prudential Asset Management Company Limited (“ICICI AMC”) from Prudential Corporation Holdings Limited (“PCHL”) by the Bank.

The Bank has executed the share purchase agreement (“SPA”) with PCHL today at 2:54 p.m. in relation to the above.

The details as required under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and SEBI Master Circular dated November 11, 2024, are as under:

a.	Name of the target entity, details in brief such as size, turnover etc.	ICICI AMC had total assets of ₹ 48.27 billion at September 30, 2025. Please see further details below: Turnover (H1-2026): ₹ 29.49 billion PAT (H1-2026): ₹ 16.18 billion
b.

Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms length”

This transaction constitutes a related party transaction and it is being done at arms’ length. The Bank does not have any promoters.
c.	Industry to which the entity being acquired belongs	Other financial activities (management of mutual funds and other investment funds)

d.	Objects and impact of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	This purchase is primarily towards maintaining the Bank’s majority shareholding in the event of grant of stock-based compensation by ICICI AMC.
e.	Brief details of any governmental or regulatory approvals required for the acquisition	Reserve Bank of India has, vide its letter dated September 12, 2025, accorded its approval to the Bank for purchase of additional shareholding of up to 2% in ICICI AMC, to maintain its majority shareholding, subject to compliance with applicable regulations.
f.	Indicative time period for completion of the acquisition	On or before December 10, 2025
g.	Consideration - whether cash consideration or share swap or any other form and details of the same	Cash consideration based on fair value determined by an independent valuer
h.	Cost of acquisition and/or the price at which the shares are acquired	Cash consideration of ₹ 21.40 billion
i.	Percentage of shareholding / control acquired and / or number of shares acquired	In accordance with the SPA, the Bank shall purchase 2% shareholding in ICICI AMC from PCHL for a consideration of ₹ 21.40 billion.
j.

Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

ICICI AMC is an asset management company managing significant assets under management in the mutual fund segment and rendering to portfolio management services for investors spread across the country and providing investment management services to alternative investment funds. ICICI AMC also provides advisory services to its clients across international markets. The Bank holds 51.0% and PCHL holds 49.0% in the ICICI AMC.

Date of incorporation: June 22, 1993

History of last 3 years turnover (total revenue from operations + other income on a consolidated basis):

FY2025: ₹ 49.80 billion

FY2024: ₹ 37.61 billion

FY2023: ₹ 28.38 billion

Country of presence: India

We request you to kindly take the same on record.

Certain definitions in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim,” “ambition,” “anticipate,” “aspire,” “aspiration”, “believe,” “commit,” “commitment,” “could,” “desire,” “estimate,” “expect,” “goals,” “intend,” “may,” “milestones,” “objectives,” “outlook,” “plan,” “probably,” “project,” “risks,” “schedule,” “seek,” “should,” “target,” “vision,” “will,” “would” and similar terms and phrases.  Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions; political or economic instability in the jurisdictions where we have operations or which affect global or Indian economic conditions, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	December 8, 2025	By:	/s/ Prachiti Lalingkar
			Name :	Prachiti Lalingkar
			Title :	Company Secretary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India